INVESTMENT MANAGERS SERIES TRUST
235 W. Galena Street
Milwaukee, Wisconsin 53212

VIA EDGAR

October 28, 2015

Securities and Exchange Commission
100 F Street, NE
 Washington, DC 20549

Attention: Division of Investment Management

Re:	Investment Managers Series Trust–File Nos. 333-122901 and 811-21719 (the “Registrant”) on behalf of the AAM/HIMCO Unconstrained Bond Fund

Ladies and Gentlemen:

This letter is in response to the comments received from staff of the Securities and Exchange Commission (the “Commission”) by telephone on October 6, 2015 on the Registrant’s registration statement filed on Form N-1A with respect to the AAM/HIMCO Unconstrained Bond Fund (the “Fund”), a series of the Registrant. Responses to all of the comments are included below and, as appropriate, are reflected in Post-Effective Amendment Number 700 to the Fund’s Form N-1A registration statement (the “Amendment”) filed concurrently with this correspondence.

PROSPECTUS

SUMMARY SECTION
Fees and Expenses of the Fund
1.	Footnote 2 to the Fees and Expenses table states that the Advisor’s contractual agreement to waive its fees and/or pay for operating expenses of the Fund is in effect “until ___, 20__.” Confirm to us that this date will be no less than one year from the effective date of the Fund’s registration statement.

Response: The Registrant confirms that the term of the expense limitation agreement is at least one year from the effective date and has updated the language to state “until October 31, 2016.”

2.	Footnote 2 to the Fees and Expenses table states that the Fund’s advisor is permitted to seek reimbursement from the Fund of fees it waived or payments it made to the Fund for a period of three fiscal years following the fiscal year in which such waive or reimbursement occurred. This disclosure should be supplemented with the 2nd sentence of the third paragraph under the section entitled “MANAGEMENT OF THE FUND - Fund Expenses”, which reads: “This reimbursement may be requested from the Fund if the aggregate amount of operating expenses for such fiscal year, as accrued each month, does not exceed the lesser of (a) the limitation on Fund expenses in effect at the time of the relevant reduction in advisory fees or payment of the Fund’s expenses, or (b) the limitation on Fund expenses at the time of the request.”

Response: The requested disclosure has been added to Footnote 2.

Example
3.	The second table setting forth expenses if shares were not redeemed should only relate to Class C shares. The table should omit information for Class A and Class I shares.

Response: The Registrant has removed the redundant information for Class A and Class I shares.

Principal Investment Strategies
4.	The 2nd sentence of the first paragraph states “Bond-like instruments include debt securities, bank loans, and other similar instruments, as well as derivatives that have economic characteristics of bonds.” Specify what is meant by “other similar instruments”

Response: The sentence is redundant and has therefore been deleted. The next sentence in that section gives a more adequate list of the types of instruments as follows:

“The Fund will typically invest across a broad range of bonds and bond-like instruments including, but not limited to, those of varying quality (non-investment grade and investment grade), issuer domicile (U.S. and non-U.S., including emerging markets), currency denomination (U.S. dollar and foreign currencies), and maturity (any maturity) and including, but not limited to, government debt securities, corporate debt securities, bank loans, collateralized loan obligations and securitized instruments such as asset-backed and mortgage-backed securities

5.	The third sentence of the first paragraph states that the Fund may invest in emerging markets. If the Fund invests a significant amount in countries experiencing financial difficulties (i.e. Greece and China), specify this information in the strategy section and add additional risk disclosure.

Response: Investing in countries that are experiencing financial difficulties is not a principal investment strategy of the Fund. Accordingly, the disclosure has not been revised.

6.	The sixth sentence of the first paragraph states that the Fund may engage in short sales. Confirm whether interest expenses on short sales are included in the Fees and Expenses table.

Response: The Registrant confirms that interest expense on short sales represents less than 1 basis point. Therefore, although interest expenses on short sales are included in the calculation of the expenses set forth the Fees and Expenses table, they have not been included as a separate line item in the Fees and Expenses table.

7.	The last sentence of the first paragraph states “The Fund may, without limitation, seek to obtain market exposure to the securities in which it primarily invests by entering into a series of purchase and sale contracts or by using other similar investment techniques (such as dollar rolls).” Clarify/explain what is meant by “a series of purchases and sale contracts” and “dollar rolls”.

Response: Disclosure for purchase and sale contracts has been removed from the principal investment strategy and principal risks of investing sections. The following disclosure has been added to explain dollar rolls.

“A dollar roll transaction involves a sale by the Fund of a mortgage backed or other security concurrently with an agreement by the Fund to repurchase a similar security at a later date at an agreed upon price.”

8.	Supplementally explain how derivatives are valued for purposes of determining compliance with the Fund’s 80% investment policy. If a method is used that is not marked to market, describe the alternative method and how it is measured. Provide detailed information, including a list of each type of derivative and the method/measure used. Explain why this method is used rather than marked to market and provide how the Fund calculates the alternative measure as a percentage of fund assets.

Response: Derivatives are valued using the marked to market methodology for the purpose of determining compliance with the Fund’s 80% investment policy.

9.	Confirm whether the Fund invests in collateralized loan obligations (“CLO”s). If so, disclose how much is invested and whether these investments are part of the Fund’s principal investment strategies. If so, add specific disclosure related to this type of investment. Consider disclosing whether the Fund views CLOs as illiquid securities.

Response: The Fund invests only a small amount in CLOs and such investments are not part of the Fund’s principal investment strategies. The Fund’s Sub-Advisor has confirmed to the Registrant that it does not consider these investments to be illiquid. However, based on prior comments from the Staff, while these investments are not considered by the Sub-Advisor to be illiquid, they will be considered for purposes of the 15% limitation on investment in illiquid securities. In addition, the following risk disclosure has been added:

Risk in Summary Section
Collateralized Loan Obligations Risk: The Fund is subject to asset manager, legal and regulatory, limited recourse, liquidity, redemption, and reinvestment risks as a result of the structure of CLOs in which the Fund may invest. A CLO’s performance is linked to the expertise of the CLO manager and its ability to manage the CLO portfolio. Changes in the regulation of CLOs may adversely affect the value of the CLO investments held by the Fund and the ability of the Fund to execute its investment strategy. CLO debt is payable solely from the proceeds of the CLO’s underlying assets and, therefore, if the income from the underlying loans is insufficient to make payments on the CLO debt, no other assets will be available for payment. CLO debt securities may be subject to redemption and the timing of redemptions may adversely affect the returns on CLO debt. The CLO manager may not find suitable assets in which to invest and the CLO manager’s opportunities to invest may be limited.

Risk in back section
Collateralized Loan Obligations Risk. The Fund is subject to the following risks as a result of its investments in CLOs:

Asset Manager Risk. The CLO’s performance is linked to the expertise of the CLO manager and its ability to manage the CLO portfolio. The experience of a CLO manager plays an important role in the rating and risk assessment of CLO debt securities. One of the primary risks to investors of a CLO is the potential change in CLO manager, over which the Fund will have no control.

Legal and Regulatory Risk. The Fund may be adversely affected by new (or revised) laws or regulations that may be imposed by government regulators or self-regulatory organizations that supervise the financial markets. These agencies are empowered to promulgate a variety of rules pursuant to financial reform legislation in the United States. The Fund may also be adversely affected by changes in the enforcement or interpretation of existing statutes and rules. Changes in the regulation of CLOs may adversely affect the value of the investments held by the Fund and the ability of the Fund to execute its investment strategy.

Limited Recourse Risk. CLO debt securities are limited recourse obligations of their issuers. CLO debt is payable solely from the proceeds of its underlying assets. Consequently, CLO investors must rely solely on distributions from the underlying assets for payments on the CLO debt they hold. No party or entity other than the issuer will be obligated to make payments on CLO debt. CLO debt is not guaranteed by the issuer or any other party or entity involved in the organization and management of a CLO. If income from the underlying loans is insufficient to make payments on the CLO debt, no other assets will be available for payment.

Redemption Risk. CLO debt securities may be subject to redemption. For example, certain tranches of CLO debt may be redeemed if the CLO manager is unable to identify assets suitable for investment during the period when it has the ability to reinvest the principal proceeds from the sale of assets, scheduled redemptions and prepayments in additional assets (the “Reinvestment Period”). Additionally, holders of subordinated CLO debt may cause the redemption of senior CLO debt. In the event of an early redemption, holders of the CLO debt being redeemed will be repaid earlier than the stated maturity of the debt. The timing of redemptions may adversely affect the returns on CLO debt.

Reinvestment Risk. The CLO manager may not find suitable assets in which to invest during the Reinvestment Period or to replace assets that the manager has determined are no longer suitable for investment (for example, if a security has been downgraded by a rating agency). Additionally, the reinvestment period is a pre-determined finite period of time; however, there is a risk that the reinvestment period may terminate early if, for example, the CLO defaults on payments on the securities which it issues or if the CLO manager determines that it can no longer reinvest in underlying assets. Early termination of the Reinvestment Period could adversely affect a CLO investment.

Principal Risks of Investing
10.	Under “Interest Rate Risk,” a security with an 8-year duration is used to illustrate sensitivity to interest rate rate. Confirm whether the Fund is targeting an 8-year duration strategy. If so, add this information to the Principal Investment Strategies section.

Response: The Fund does not target an 8-year duration strategy but has only provided the information as an example of the impact of interest rate risk.

11.	As indicated in IM Guidance Update No. 2014-08, dated June 2014, risk disclosure in the Summary Section should summarize more briefly the risks disclosed under Item 9. Specifically, consider summarizing the risk disclosure for Derivatives Risk, Futures and Options Risk, and Swaps Risk.

Response: The Registrant has revised the relevant risk disclosure as suggested.

12.	Refer to the New York Times article “Vague Disclosures by Highflying Mutual Funds May Put Investors in Peril” dated August 21, 2015. Under “Bank Loans and Loan Participation Risk,” consider adding disclosure that bank loans are not considered securities and cannot rely on the protection of the Investment Company Act of 1940, as amended.

Response: The following disclosure was added to the risk disclosure for bank loans and loan participations:

Further, interests in bank loans and loan participations are not considered to be securities and, therefore, are not protected under the federal securities laws, including the Investment Company Act of 1940 Act, as amended (“1940 Act”).

13.	Under “Purchase and Sale Contracts Risk,” clarify what purchase and sale contracts are. The contracts described appear to be repurchase agreements. If they are not, revise the disclosure that explains how these are different.

Response: As noted in response number 7 above, disclosure for purchase and sale contracts has been removed from the principal investment strategy and principal risks of investing sections.

14.	Note that contingent convertible bonds are issues by European banks and automatically convert into equity when a bank does not meet its capital requirements. Under “Convertible Risk,” confirm whether the Fund will invest in contingent convertible bonds. If so, add relevant disclosure in the Principal Investment Strategies section and add additional specific risks disclosure.

Response: From time to time, the Fund may invest a small amount in contingent convertible bonds. Although not a principal investment strategy, disclosure has been added to the Principal Investment Strategies sections along with additional specific risks disclosure as follows:

Contingent convertible bonds (“CoCos”) are hybrid debt securities that are intended to either convert into equity at a predetermined share price or have their principal written down or written off upon the occurrence of certain triggering events generally linked to regulatory capital thresholds or regulatory actions calling into question the issuing banking institution’s continued viability as a going concern.  CoCos are subject to the risks associated with bonds and equities and to the risks specific to convertible securities in general.  In addition, CoCos are inherently risky because of the difficulty of predicting triggering events that would require the debt to convert to equity.  Since CoCos are typically issued in the form of subordinated debt instruments in order to provide the appropriate regulatory capital, in the event of liquidation, dissolution or winding-up of an issuer prior to a conversion, the rights and claims of the holders of the CoCos against the issuer in respect of or arising under the terms of the CoCos will generally rank junior to the claims of all holders of unsubordinated obligations of the issuer.  Also, the value of CoCos will be influenced by many factors, including:  the creditworthiness of the issuer and/or fluctuations in the issuer’s capital ratios; the supply and demand for the CoCos; general market conditions and available liquidity; and economic, financial and political events that affect the issuer, the market it operates in or the financial markets in general.  CoCos are a new form of instrument and the market and regulatory environment for these instruments is still evolving. As a result, it is uncertain how the overall market for CoCos would react to a trigger event or coupon suspension applicable to one issuer.

DISTRIBUTION AND SHAREHOLDER SERVICE PLAN
Distribution and Service (Rule 12b-1) Fees (For Class C Shares)
15.	The 2nd and 3rd sentences of the third paragraph state, “These up-front payments to broker-dealers are financed solely by the Advisor and are not financed by investors or the Fund. The Distributor receives and can pay as reimbursement to the Advisor all of the 12b-1 fees with respect to such shares”. This language seems inconsistent. Since the Advisor is getting reimbursed, the upfront payment is not financed solely by the Advisor.

Response: The disclosure has been revised as follows:

“These up-front payments to broker-dealers are financed by the Advisor. However, the Distributor receives and can pay as reimbursement to the Advisor all of the 12b-1 fees with respect to such shares.”

YOUR ACCOUNT WITH THE FUND
Selling (Redeeming) Fund Shares
1.
The 2nd and 3rd sentences of the first paragraph state: “The Fund will be deemed to have received a redemption order when a financial intermediary (or its authorized agent) receives the order. The financial intermediary must receive and transmit your redemption order to the Transfer Agent prior to 4:00 p.m. (Eastern Time) on a business day for the redemption to be processed at the current day’s NAV.” These two sentences are conflicting. In addition, the 3rd sentence of the paragraph is inconsistent with Rule 22c-1(a). Accordingly, revise the disclosure.

Response: The disclosure has been revised as requested.

STATEMENT OF ADDITIONAL INFORMATION (“SAI”)

MANAGEMENT OF THE FUND
Fund Expenses
16.	For consistency with the Prospectus, revise this section to include disclosure about the Fund’s Advisor’s voluntary fee waiver.

Response: The relevant disclosure has been added to the SAI as requested.

************

The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing of any Post-Effective Amendment to the Registrant’s Form N-1A registration statement is the responsibility of the Registrant. In addition, the Registrant acknowledges that any comments on or changes to disclosure in the filing of the Amendment provided by the Commission staff, acting pursuant to its delegated authority, do not foreclose the Commission from taking any action with respect to the filing. The Registrant also represents that it may not assert the staff’s comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

If you have any questions or additional comments, please contact me at (626) 914-1360. Thank you.

Sincerely,

/s/JOY AUSILI
Joy Ausili
Investment Managers Series Trust